December 22, 2008

Via EDGAR and Facsimile

Ms. Chambre Malone

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 7010

Washington, D.C. 20549

Re:	ADA-ES, Inc. (“Registrant”)
Registration Statement on Form S-3
Filed on September 19, 2008
File No. 333-153596

Dear Ms. Malone:

ADA-ES, Inc. (the “Company” or “we”), responds as follows to your facsimile dated October 16, 2008 relating to the Registration Statement on Form S-3 filed by the Company on September 19, 2008.

Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italicized text and provided our response immediately thereafter.

Comments and Responses:

General

1.	Please be advised that we will not grant effectiveness of the registration statement until we have issued and resolved all comments relating to any outstanding requests for confidential treatment. Comments regarding your confidential treatment requests received on May 6, 2008 and August 6, 2008 will be sent under separate cover.

On November 13, 2008, in response to two separate SEC comment letters both dated October 24, 2008, the Company submitted to you amended confidential treatment requests (“CTRs”) for the CTRs originally filed on May 6, 2008 and August 6, 2008, respectively. On December 3, 2008, the SEC granted the CTR filed on May 6, 2008.

On December 18, 2008, in response to the SEC comment letter dated December 10, 2008, the Company submitted to your attention certain amended CTRs in connection with the Company’s Form 10-Q filed on November 7, 2008.

We believe the above-referenced, amended CTRs should resolve all the SEC’s comments such that the SEC may grant effectiveness of the Registration Statement.

Selling Shareholders, p. 10

2.	Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If any selling security holder is a registered broker-dealer, it should be named as an underwriter in the registration statement. We note that Perella Weinberg Partners Oasis Master Fund LP may be affiliated with Perella Weinberg Partners, LP, a registered broker-dealer. If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business.

On December 22, 2008, the Company filed Amendment No. 1 to the Registration Statement on Form S-3, originally filed on September 19, 2008, in which the Company disclosed (on page 11) that:

Based on information provided by the selling shareholders, neither Black River Small Capitalization Fund Ltd. nor Black River Commodity Select Fund Ltd. is a broker-dealer or an affiliate of a broker-dealer. Perella Weinberg Partners Oasis Master Fund L.P. is an affiliate of Perella Weinberg Partners, L.P., a registered broker-dealer. Perella Weinberg Partners Oasis Master Fund L.P. acquired the securities for its own account and not with a view to distribution. Perella Weinberg Partners Oasis Master Fund L.P. has advised us that they acquired the securities in the ordinary course of its business and, at the time of the purchase of the securities to be resold, had no agreement or understanding with us, any affiliate or any third party with regard to the resale of the securities. Perella Weinberg Partners Oasis Master Fund L.P. has advised us that it will resell the securities it acquired in the ordinary course of business.

I believe that this responds to all of the Staff’s comments. Please note that, in accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we have (by separate letter) requested that the effective date of the above-captioned registration statement be accelerated so that it shall become effective as of Wednesday, December 24, 2008, or as soon thereafter as possible.

Please do not hesitate to contact me if you have any further questions or comments. I can be reached at telephone 303-339-8850.

Yours very truly,

/s/ Mark H. McKinnies
Mark H. McKinnies
Senior Vice President and Chief Financial Officer

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